

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via E-mail
Bradley W. Denison
Executive Vice President and General Counsel
Access Plans, Inc.
900 36th Avenue N.W.
Suite 105
Norman, Oklahoma 73072

> **Re:** **Access Plans, Inc.**
> **Information Statement on Schedule 14A**
> **Filed March 27, 2012**
> **File No. 0-30099**

Dear Mr. Denison:

We have limited our review of your information statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your information statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your information statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments

1. We note the recent news stories concerning "investigations" by several law firms of the company's board of directors for possible breaches of fiduciary duty and other violations of state law in connection with the sale of the company. Please provide us with an up-to-date account of this development, to the extent that information is available to the company.

Forward-looking Statements, page 12

2. Please remove your reference to the safe harbor in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbor provided does not apply to your forward-looking statements because you are an issuer of penny stock. Refer to Section 21E(b)(1)(B) of the Securities Exchange Act.

<u>Recommendation of the Board and its Reasons for the Merger, page 27</u>

3.   The board should specifically note any part of the financial advisor's analysis that did not
        support its recommendation to support the transaction and explain why, in light of that
        analysis, it continued to make such a recommendation. We note that the discounted cash
        flow analysis discussed on page 39 does not appear to support the board's
        recommendation.

<u>Background of the Merger, page 16</u>

4.   We note the statement near the bottom of page 25 of the board's conclusion that
        Affinity's offer was "the best offer received." Please revise the discussion to disclose the
        price ranges of the offers from the strategic buyer other than Affinity as well as the
        financial buyers, or confirm in your disclosure that Affinity offered the highest price.

5.   Please tell us how Mr. Cleveland was determined to be an independent director and was
        chosen for the special committee although he owns 11.5% of the company's common
        stock.

<u>Fairness Opinion – Annex B</u>

6.   We note the statement in the ante-penultimate paragraph that the opinion "is furnished
        solely for the use and benefit of the Board of Directors…and is not intended to, and does
        not confer any rights or remedies upon any other person, and is not intended to be used
        and may not be used for any other purpose without our express, prior written consent."
        Please revise or delete this language to avoid the suggestion that shareholders cannot rely
        on the opinion. Refer to Excerpt from Current Issues and Rulemaking Projects Outline
        (November 14, 2000), Section II.D.1. Mergers & Acquisitions - Current Issues -
        Investment Banking Firm Disclaimers.
        (http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm)

7.   We note the final sentence in the ante-penultimate paragraph of the opinion. Please
        revise your disclosure to state, if true, that Southwest Securities intends to update its
        opinion or will otherwise have an opportunity to update its opinion and also has given its
        approval with respect to all the references to the opinion in the information statement.
        We note the statement on page 33 that Southwest Securities has consented to the
        inclusion of its opinion.

8.   We note the statements in the penultimate paragraph that no opinion is stated regarding
        "the fairness of the amount" of the compensation to the company's officers and directors
        "relative to the compensation to the other security holders" or regarding the consideration
        paid to any common stock with respect to which "the holder properly exercises statutory

Bradley W. Denison
Access Plans, Inc.
April 12, 2012
Page 3

appraisal rights." Please tell us how you determined that such language does not constitute inappropriate limitations on reliance on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director